SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON JUNE 14, 2007

Date, time and place: Held on June 14, 2007, at 9:00 am, at Rua Gomes de Carvalho, no. 1.629, in Vila Olímpia, in the Capital of the State of São Paulo, at the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Attendance: Totality of the members of the Board of Directors of the Company. Presiding Board: Mr. Constantino de Oliveira Jr., as chairman of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call: Waived, due to the attendance of all the members of the Board of Directors. Agenda: Resolve on: (i) presentation of the Company’s Committees; (ii) partial homologation of the increase of capital of the Company, as approved by the Board of Directors on April 09 and 10, 2007 and (iii) distribution of interest on stockholder’s capital (“JCP”) and supplementary dividends, referring to the second quarter of 2007. Resolutions taken: After necessary clarifications, it was approved by unanimity: (i) the Company’s Committees, as follows, Corporate Governance and Appointment Committee; Risk Policies Committee; Financial Policy Committee and Personnel Management Committee; presented, individually, its activities and projects already implemented in 2007, and also it’s plans and projects to the following months of the current year; (ii) by reason of the increase of capital of the Company, resolved by the Board of Directors at the meetings held on April 09 and 10, 2007 (“RCA 04/09 and 04/10/2007”), in which it has been resolved the issuance of 8,519,979 preferred shares of the Company (“Preferred Shares”), with the legal periods for exercise of the preemptive rights and other rights conferred upon the shareholders having elapsed, a total of 6,082,220 Preferred Shares have been subscribed, in the total amount of R$ 369,859,798.20, whose issue price was fixed at R$ 60.81 per share, pursuant to the terms and conditions set forth in RCA 04/09 and 04/10/2007. Consequently, the homologation of the increase of the capital stock was approved, whereby the capital stock of the Company is now of one billion, three hundred and sixty-three million, seven hundred and twenty-eight thousand, nine hundred and ninety-two reais and ninety-nine cents (R$ 1,363,728,992.99) represented by two hundred and two million, two hundred and ninety-four thousand, five hundred and nine (202,294,509) shares of the Company, of which one hundred and seven million, five hundred and ninety thousand, seven hundred and ninety-two (107,590,792) are common shares and ninety-four million, seven hundred and three thousand, seven hundred and seventeen (94,703,717) preferred shares. The shares now issued are identical to the already existing shares and the holders thereof will be entitled to the same rights attached to the other shares of the same type, including receipt of dividends and interest on own capital; and (iii) the proposal to pay JCP and supplementary quarterly dividends to the shareholders, for the second quarter of fiscal year 2007, as established in paragraph 1, of article 9, of Law 9.249/95. The Board approved the payment to the shareholders of the total amount of R$ 76,021,972.05, corresponding to R$ 0.35 (thirty five cents of reais), per quarter, per common and preferred share of the Company, according to the Company’s Dividend Policy, approved by the meeting of the Board of Directors held on January 29, 2007. We remark that, from the above referred total amount, and by way of JCP, the Company will pay the gross amount of R$ 34,792,626.01, corresponding to R$ 0.14619, net of withhold income tax, per common and preferred share, and R$ 41.229.346,04, as supplementary dividends, corresponding to R$ 0.20381 per common and preferred share of the Company. The credit of the JCP and complementary dividends in the Company’s accounting records shall be made on June 29, 2007, considering the shareholder position as of June 25, 2007, the “record date”. The Company’s shares shall be traded “ex” right as of June 26, 2007, inclusive. The amount of the interest on stockholder’s capital is subject to withholding income tax, at the rate of 15%, except for shareholders that evidence to be exempt or immune, or those domiciled in a tax heaven jurisdiction, subject to an income tax rate of 25%. Shareholders immune or exempted from withheld income tax, according to the applicable law, shall prove such status until June 27, 2007, delivering the relevant documentation to Gol Linhas Aéreas Inteligentes S.A., to the attention to the Investor Relations Department, at Rua Gomes de Carvalho nº 1.629, Vila Olímpia, São Paulo, SP, CEP 04547-006, Telephone: (+55-11) 3169-6224/6222; Fax: (+55-11) 3169-6257/6245, Email: ri@golnaweb.com.br. Such interest on stockholder’s capital, net of withholding income tax, and supplementary dividends will be imputed to mandatory dividends for fiscal year 2007, according to article 9, paragraph 7, of Law 9.249/95, item V, and Resolution CVM 207/96, and paragraph 4, of article 25 of Company’s ByLaws, and will be paid to the shareholders on August 03, 2007, added by no interest whatsoever. The payment of JCP and supplementary dividends is resolved herein according to the Company’s policy of distribution of quarterly interim dividends approved by the meeting of the Board of Directors held on January 29, 2007, in the fixed amount of thirty five cents of reais (R$ 0.35) per common and preferred share per quarter, during fiscal year 2007. Regardless of the amount that may be fixed, the payment of the minimum dividend of 25% of the profit for the current year is ensured to the shareholders, it being certain that, if necessary, the Company, by the end of the fiscal year, will pay supplementary dividends. Drawing-up and Reading of the Minutes: After the chairman offered the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. These minutes were drawn-up in a summary form, in the proper book.

São Paulo, June 14, 2007.

___________________________________	___________________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.